Tradeweb Direct LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS	
Cash	$ 13,643,473
Usage fees receivable, net	7,577,203
Receivable from clearing broker	200,000
Receivable from affiliates	93,906
Other assets	416,639
Property and equipment, net	146,111
Total assets	$ 22,077,332
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued liabilities	$ 321,739
Payable to affiliates	5,083,640
Total liabilities	5,405,379
Member's capital	16,671,953
Total liabilities and member's capital	$ 22,077,332

The accompanying notes are an integral part of this financial statement.